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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CELLTECH GROUP PLC
(Name of Subject Company)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

Ordinary shares, nominal value 50 pence sterling per share
and
American Depositary Shares (each representing 2 ordinary shares)
(Title of Class of Securities)

151158102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Peter Allen
Celltech Group plc
208 Bath Road
Slough
Berkshire SL1 3WE
England
+44 (0) 1753 534655
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:
Daniel Epstein
Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom
+44 20 7330 2927

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the SEC) on May 19, 2004 (the Schedule 14D-9) by Celltech Group plc, a public limited company incorporated under the laws of England and Wales (Celltech), relating to the tender offer (the Offer) made by UCB S.A, a company organized under the laws of the Kingdom of Belgium (UCB), as set forth in a Tender Offer Statement filed by UCB on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), filed by UCB with the SEC on May 19, 2004 to purchase all of the outstanding Celltech shares at the purchase price of 550 pence per Celltech ordinary share and 1,100 pence per Celltech ADS (the Offer Price).

        The Offer is being made pursuant to the terms and conditions set forth in the Offer Document dated May 19, 2004, which has been filed as an exhibit to the Schedule TO, and the related Letter of Transmittal, Form of Acceptance, Authority and Election and Notice of Guaranteed Delivery.

Purpose of this Amendment

        In response to comments received from the SEC relating to the Schedule 14D-9, Item 4 of the Schedule 14D-9 is amended as follows:

  •
  The disclosure under "Background to the Offer" has been amended to include additional information regarding the management presentations delivered by Celltech to UCB on April 30, 2004.

  •
  The disclosure under "Reasons for the Celltech Board's Recommendation" has been amended to include a statement that the advice provided to the Celltech board of directors by Morgan Stanley and JP Morgan, Celltech's financial advisors in connection with the Offer, that the Offer was fair and reasonable, was taken into account in the Celltech board's consideration of the terms of the Offer and the Offer Price.

  •
  The disclosure under "Reasons for the Celltech Board's Recommendation" has been amended to include additional information regarding the strategic alternatives to the Offer considered by the Celltech board of directors.

Item 4.    The Solicitation or Recommendation.

  Recommendation of the Celltech Board of Directors

        The Celltech board of directors, which has been so advised by Morgan Stanley and JP Morgan, considers the terms of the Offer to be fair and reasonable. In providing advice to the Celltech board of directors, Morgan Stanley and JPMorgan have taken into account the commercial assessment of the Celltech board of directors. The Celltech board of directors unanimously recommends that Celltech shareholders accept the Offer and tender their Celltech Shares in the Offer.

  Background to the Combination

  Background to the Offer

        On March 8, 2004, there was a meeting between Baron Jacobs (Chairman of UCB's Executive Committee) and Mr. Doliveux (Director General of UCB's Pharma Sector), Dr. Göran Ando (Group Chief Executive of Celltech) and Dr. Peter Fellner (Chairman of Celltech) during which the possibility of an acquisition of Celltech by UCB was discussed.

        Following that meeting, UCB established a separate team consisting of its senior executives and certain representatives of Lazard to explore this possibility further. During the first half of March 2004, UCB had several meetings and conference calls with Lazard to consider the matter.

        On March 19, 2004, a meeting occurred between certain key executives of UCB and Celltech, during which a combination of the two companies was discussed. The possibility of an acquisition structure was explored and certain matters, such as strategic direction and cultural fit between the two organisations, were discussed. Following that meeting, it was decided to pursue further the potential acquisition of Celltech by UCB.

        On April 5, 2004, Messrs. Doliveux and Marc Wiers (Advisor to UCB's Executive Committee) of UCB and Dr. Ando and Mr. Peter Allen (Celltech's Chief Financial Officer) of Celltech had a conference call to discuss various strategic and structural aspects of the potential acquisition.

        During the first half of April 2004, a number of communications (in person and via teleconference) took place between Mr. Doliveux and Dr. Ando to review certain matters relating to the feasibility of the combination, including strategic fit, research and development and product portfolio.

        On April 15, 2004, a meeting took place in Geneva between certain key executives of UCB and Celltech at which representatives of Lazard, JPMorgan and Morgan Stanley were present. During that meeting, each of UCB and Celltech reiterated and reconfirmed its respective interest in pursuing a transaction. The discussions during that meeting principally focused on potential transaction structures, execution process, scope of due diligence and next steps.

        Following further discussions by each of UCB and Celltech with its respective financial advisors, Lazard, JPMorgan and Morgan Stanley met in London to discuss the terms of the potential transaction, including the scope of due diligence, and transaction mechanics.

        On April 19, UCB and Celltech entered into a confidentiality agreement containing standstill provisions.

        On April 29, 2004, UCB commenced a due diligence exercise with respect to Celltech, which continued through May 10, 2004. During such exercise a number of contacts and communications took place between UCB and Celltech and their respective financial and legal advisors.

        On April 30, 2004, Celltech gave a series of management presentations to UCB discussing various aspects of Celltech's business. The presentations were given by Mrs. Ingelise Saunders (Commercial Director), Dr. Melanie Lee (R&D Director), and Dr. Bill Henry (Director Global Supply and Technical Operations) and included historical financial information regarding Celltech's various business segments, as well as information regarding Celltech's research and development operations and certain products in Celltech's pipeline, Celltech's commercial operations and marketed products, and Celltech's manufacturing capabilities. Representatives of Lazard, JPMorgan and Morgan Stanley were present at those presentations.

        Throughout this period, a number of discussions took place between Mr. Doliveux and Mr. Pradier (Human Resources Director of UCB), with the members of the executive committee of Celltech principally focused on the functioning of a new integrated structure of the post-acquisition company.

        On May 5, 2004, Dr. Ando and Fellner of Celltech came to UCB's headquarters in Brussels to meet with certain of its directors and executives to discuss management structure, strategic outlook, transaction rationale, transaction timelines and feedback from the due diligence process.

        Later that same day, there was a further telephone conversation among Lazard, JPMorgan and Morgan Stanley to reconfirm the possible terms and conditions of the proposed transaction.

        Following those conversations, over the course of the next day there were a number of telephone contacts between Messrs. Doliveux and Weirs of UCB and Dr. Ando and Mr. Allen of Celltech to discuss possible terms and conditions of the proposed transaction, including valuation.

        On May 6, 2004, UCB sent to Celltech a draft memorandum of understanding.

        On May 7, 2004, the UCB board of directors met and authorized certain key executives to proceed with the transaction, subject to completing due diligence and agreeing further conditions.

        Up to the date on which the Offer was announced publicly, there were a number of communications among representatives of UCB and Celltech and their respective financial and legal advisors to finalise the terms and conditions of, and documentation for, the Offer.

        On May 13, 2004, UCB and Celltech executed a memorandum of understanding.

        Prior to May 18, 2004, there were a number of communications among representatives of UCB and Celltech and their respective financial and legal advisers to finalise the terms and conditions of, and documentation for, the Offer.

        On May 18, 2004, the Offer was publicly announced.

  Background to the Negotiation of the Collaboration Agreement

        Prior to commencing negotiations with respect to a possible acquisition transaction, Celltech and UCB engaged in discussions regarding a potential collaboration agreement in relation to Celltech's lead drug candidate, CDP 870.

        On December 1, 2003, Celltech announced it would regain full rights, including all product development and marketing rights, in respect of CDP 870 from Pfizer Inc. (Pfizer) following the termination of the license agreement by Pfizer for financial and other business reasons.

        On December 18, 2003, the UCB board of directors met to review various alternative strategies for the future development of its pharmaceutical business and UCB's management team was authorised to explore a number of alternatives in greater detail with support of UCB's financial advisor, Lazard.

        On January 8, 2004, there was a brief meeting between Mr. Doliveux and Dr. Ando and Mr. Allen where UCB was informed that Celltech was actively exploring strategic alliance partners for CDP 870. In response to that information, UCB established a team to explore the possibility of forming such a strategic alliance with Celltech in respect of CDP 870.

        During February and March 2004, UCB engaged in a number internal analyses and presentations to determine whether it would continue to explore the possibility of an alliance with Celltech.

        On March 22, 2004, UCB and Celltech entered into a confidentiality agreement.

        During April 13 and 14, 2004, UCB performed due diligence at Celltech's premises. The due diligence related to clinical development, manufacturing, intellectual property and marketing data on CDP 870, as well as to certain other regulatory and legal matters.

        During the following week, various members of the respective UCB and Celltech teams progressed the due diligence efforts and a number of contacts and/or discussions occurred between the respective organisations.

        On April 20, 2004, a first draft of an agreement in respect of CDP 870 was received by UCB from Celltech.

        On May 5, 2004, UCB responded to the draft term sheet with a counterproposal to Celltech.

        Following May 5, 2004, there were a number of negotiations and exchanges in respect of the draft term sheet and the term sheet was finalised and executed by UCB and Celltech on May 17, 2004.

  Reasons for the Celltech Board's Recommendation

        In making its decision to recommend the Offer to the holders of Celltech Shares, the Celltech board of directors considered a number of factors, including the following:

        Celltech's operating and financial condition.    The current and historical financial condition and results of operations of Celltech, as well as Celltech's prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the biopharmaceutical industry.

        Offer terms, including the premium to market price.    The relationship of the Offer Price to the historical market price of the Celltech Shares. The Offer Price represents a 27.8% premium over the closing middle-market price of 430.5 pence per Celltech Share on May 17, 2004, a 26.3% premium over the 435.6 pence average closing middle-market price for the 90 day trading period ending on May 17, 2004, and a 44.7% premium over the 380.1 pence average closing middle-market price for the 12 month trading period ending on May 17, 2004. In addition, the Celltech board of directors considered the advice provided by Morgan Stanley and JPMorgan that the terms of the Offer were fair and reasonable. In providing their advice to the Celltech board of directors, Morgan Stanley and JPMorgan took into account the commercial assessments of the Celltech board of directors.

        Strategic alternatives.    The strategic alternatives available to Celltech, including the possibility of Celltech remaining an independent company and the possibility of acquisitions or mergers with other companies in the biotechnology and pharmaceutical industries, as well as the risks and uncertainties associated with such alternatives. On December 1, 2003, Celltech announced that it had regained full control of CDP870 following termination of its previous collaboration agreement with Pfizer. Celltech subsequently was contacted by a number of potential partners with a view to entering into a new collaboration agreement. As announced on March 31, 2004, Celltech received expressions of interest from a range of leading pharmaceutical and biotechnology companies and entered detailed late stage discussions with a number of parties. The confidentiality agreements put in place for due diligence did not preclude any party from making an approach to acquire Celltech.

        As part of these discussions, UCB proposed terms for a collaboration agreement which the Celltech board of directors considered to be the best route for the successful development and commercialisation of CDP870 given the terms proposed, the strength of UCB's specialist sales network and the relevant expertise of UCB's senior management. Celltech's management believe that, based on like for like commercial assumptions, the CDP870 agreement with UCB is of broadly equivalent value to the prior agreement with Pfizer. This agreement with UCB, which is not conditional on completion of the Offer, was announced on May 18, 2004.

        During the course of the CDP870 discussions, UCB also proposed combining the Celltech and UCB businesses in their entirety by way of an offer for Celltech by UCB. In light of the substantial proportion of Celltech's valuation represented by CDP870, Celltech's board of directors considered that any party interested in a potential acquisition of Celltech would approach Celltech through the licensing process in order to conduct due diligence on this important asset. Through the licensing process, Celltech received two approaches from potential bidders, one of which did not lead to an offer being made, and the other of which was from UCB. Celltech did not receive any other approaches. Given the extensive partnering discussions outlined above, Celltech's board of directors was strongly of the view that it was highly unlikely that any further approaches to acquire it would be forthcoming.

        Benefits of the combined group.    The complementary features of Celltech and UCB's businesses in a number of areas, including:

  •
  Complementary product offerings.    The combined group will have strong positions in specialty therapeutic areas such as Central Nervous System (Epilepsy, Multiple Sclerosis, Parkinson's Disease, etc.), Inflammation (Respiratory, Rheumatology, Gastro-Enterology) and Oncology;

  •
  Strengthened research and development.    The combined group will benefit from Celltech's innovative expertise in biotechnological research and development, especially monoclonal antibodies, and UCB's expertise in pharmaceutical chemistry. This will result in a significantly strengthened combination of small and large molecule discovery and development expertise allowing the combined group to increase the flow of drug development candidates;

  •
  Stronger and broader commercial operations (U.S., Europe and Asia).    The combined group will be better positioned, through its enhanced global presence, to commercialize and launch new products, particularly in the specialist areas in which the combination will focus and where UCB has already demonstrated its ability to launch and propel products successfully to market leadership (e.g. Keppra); and

  •
  Cultural fit.    The blending of skills and culture, through the successful combination of competencies at all levels of the combined entity, will accelerate innovation and profitable growth.

        The foregoing includes the material factors considered by the Celltech board of directors. In view of its many considerations, the Celltech board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. Individual members of the Celltech board of directors may have given different weights to the various factors considered. After weighing all of the different factors, the Celltech board of directors determined the Offer to be fair and reasonable. Accordingly, the Celltech board of directors unanimously determined to recommend that Celltech shareholders accept the Offer and tender their Celltech Shares in the Offer.

  Intent to Tender

        UCB has received irrevocable undertakings to accept the Offer from the members of the Celltech board of directors and certain members of their immediate families, in respect of all of the Celltech ordinary shares and Celltech ADSs beneficially owned and controlled by them, representing, in the aggregate, 492,429 Celltech ordinary shares and 300 Celltech ADSs as of the date of this Schedule 14D-9. Copies of the irrevocable undertakings given by Celltech's directors and certain members of their immediate families are filed as exhibits (e)(3)(i)—(xi) to this Schedule 14D-9.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELLTECH GROUP PLC
By:	/s/ PETER V. ALLEN Peter V. Allen Finance Director

Date: June 14, 2004

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  Purpose of this Amendment
  Item 4. The Solicitation or Recommendation.
SIGNATURES